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                             January 19, 2024

       Ross Berner
       Chief Executive Officer
       Proficient Auto Logistics, Inc.
       c/o The Corporation Trust Company
       1209 Orange Street
       Wilmington, DE 19801

                                                        Re: Proficient Auto
Logistics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
22, 2023
                                                            CIK No. 0001998768

       Dear Ross Berner:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 22, 2023

       Summary, page 1

   1. Please revise here and throughout your filing, as appropriate, to prominently disclose that you currently have no
combined operating history and are dependent upon this offering to complete the
Combinations.
       The Combinations, page 4

   2. Please provide an organizational diagram reflecting your corporate structure upon completion of the
offering.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany
January 19,NameProficient
            2024            Auto Logistics, Inc.
January
Page 2 19, 2024 Page 2
FirstName LastName
Risk Factors, page 12

3. Please add a risk factor discussing circumstances, such as termination of the Combination agreements or failure to meet closing conditions, that would affect the timing of this offering.
Our business depends upon compliance with numerous government regulations, page
13

4. Refer to the third sentence of the fourth paragraph of this risk factor. Please clarify how, if at all, the California laws (and similar laws in other states, if any) currently affect your operations.
Market, Industry and Other Data, page 29

5. Please disclose the basis for your statements about your competitive position within your industry. For example, we note disclosures that you are one of the largest non-union auto transportation companies, have one of the largest fleets, and comprise one of the largest pools of non-unionized drivers.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
35

6. We note on page 9 that you indicate the pro forma financial statements start on page F-3.
         However, there is no placeholder on page F-3 for the pro forma financial statements.
         Please tell us how you intend to satisfy the presentation and disclosure requirements to provide the pro forma financial information required by Article 11 of Regulation S-X for the proposed combination of the founding companies.
7. Please tell us what consideration you have given to supplementing your discussion of historical results and operations for the individual founding companies with a discussion based upon pro forma financial information reflecting your proposed combination. If you decide to include a supplemental discussion based on Article 11 of Regulation S-X, please ensure that your discussion of pro forma information is not presented with greater prominence than the discussion of your historical financial information, and that you also include disclosure explaining how the pro forma presentation was derived, why management believes this presentation to be useful, and any potential risks associated with using such a presentation.
8. We note discussion under Results of Operations for the different companies indicating metrics may exist for total number of miles driven, units delivered, rate per mile paid to drivers, cost per gallon of diesel fuel and miles per gallon realized. Please add disclosure of relevant metrics to related discussions.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany
January 19,NameProficient
            2024            Auto Logistics, Inc.
January
Page 3 19, 2024 Page 3
FirstName LastName
9. We note your disclosure at page 18 that, recently, you have experienced increased costs to purchase, lease, or build service centers as a result of inflation, increased interest rates, changes in supply chains, increased costs for raw materials and labor, and increased demand for supplies. To the extent possible please quantify the impact of these events on your business. In this regard we also note disclosure at page 46 of certain impacts of inflation on the operations of Proficient Transport.
Non-GAAP Financial Measure, page 39

10.      EBITDA should only include adjustments for interest, taxes, depreciation and
         amortization. Your measure includes the effect of net gains on the sale of equipment.
         Please modify the title of your non-GAAP measure or revise the measure to remove net gains on the sale of equipment where it is disclosed in this prospectus. We refer you to
         Question 103.01 of the Staff   s Compliance and Disclosure
Interpretations on Non-GAAP
         Financial Measures.
Blue Chip Base Comprised of Leading Automotive Original Equipment
Manufacturers, page 57

11. We note your disclosure that you possess dedicated, multi-year contracts with each of your OEM customers. Please revise your disclosure to clarify whether you are the exclusive provider for these customers.
Operating Strategy, page 58

12. We note the strategies discussed in this section. To the extent that you intend to integrate or leverage the operations of the Founding Companies, please revise to describe in greater detail your plan and anticipated timeline for doing so. In addition, please discuss the expected costs, if known.
Overview of the Founding Companies, page 59

13. Please revise to clarify how the Founding Companies were identified and describe your negotiations and the relevant factors considered. Please also discuss whether other potential companies were evaluated and, if so, why they were not selected.
Executive Compensation, page 70

14. Please update your executive compensation disclosure for your fiscal year ended
         December 31, 2023, including all disclosure required under Item 402 of Regulation S-K.
         Refer to Item 402 of Regulation S-K and Question 117.05, Compliance & Disclosure
         Interpretations of Regulation S-K.
 Ross Berner
FirstName  LastNameRoss    Berner
Proficient Auto Logistics, Inc.
Comapany
January 19,NameProficient
            2024            Auto Logistics, Inc.
January
Page 4 19, 2024 Page 4
FirstName LastName
Certain Relationships and Related Persons Transactions
The Combination with the Founding Companies, page 76

15. We note your disclosure that you did not obtain independent valuations, appraisals or fairness opinions to support the consideration that you agreed to pay pursuant to the Combination Agreements. Please highlight this circumstance in a related risk factor. Also, revise to discuss how your management determined such consideration was fair, and more fully describe the types of synergies you expect to realize from each acquisition.
16. Please revise to address whether any of the companies you are acquiring as part of the
         Combinations will compete against one another for business and, if so, how you will resolve any conflicts that arise as a result.
Index to Financial Statements, page F-1

17. We note that the founding companies present depreciation and amortization, net of gain on the sale of equipment in the statements of income. This presentation is not permitted by
         SAB Topic 5.B. Please revise the presentation to show these amounts separately in the statements of income.
Delta Automotive Services, Inc. and Affiliates
Note 1 - Summary of Significant Accounting Policies, page F-32

18. We note you adopted ASU 2016-02 during the year ended December 31, 2022. Please tell us how you comply with the transitional disclosure required by ASC 842-10-65 and quantitative requirements at ASC 842-20-50-4.
Deluxe Auto Carriers Inc. and Affiliate
(14) Subsequent Events, page F-59

19. Please revise your subsequent events disclosure to explain that you entered into a stock purchase agreement to become acquired by a subsidiary of Proficient Auto Logistics, Inc.
Sierra Mountain Group, Inc. and Affiliate
(14) Subsequent Events, page F-75

20. Please revise your subsequent events disclosure to explain that you entered into a stock purchase agreement to become acquired by a subsidiary of Proficient Auto Logistics, Inc.
Tribeca Automotive Inc. and Affiliate
Revenue Recognition, page F-86

21. Please explain why recognition of revenue at a point in time rather than over time is appropriate. As part of your response, tell us how you considered the guidance in ASC
         606-10-25-27, ASC 606-10-55-5 and 55-6 in determining your accounting treatment.
 Ross Berner
Proficient Auto Logistics, Inc.
January 19, 2024
Page 5
Tribeca Automotive Inc. and Affiliate
Other Matters, page F-91

22. Please revise to provide the information required by Item 103 of Regulation S-K for the ongoing class action lawsuit in which Tribeca is a defendant. Please include disclosure identifying the name of the court in which the proceedings are pending and the principal parties thereto.
Exhibits

23. Please file all material contracts as exhibits to your registration statement or advise us why you do not believe you are required to do so. In this regard we note your disclosure at page 13 that you are dependent on existing contracts with a small number of customers for a large portion of your revenue, and your disclosure at page 45 that Proficient Transport has a revolving line of credit with a financial institution that allows it to borrow up to
       $18,000,000. Refer to Item 601(b)(10) of Regulation S-K.
General

24. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances.
25. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        Please contact Brian McAllister, Staff Accountant, at 202-551-3341 or Kimberly Calder,
Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-
551-8749 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                              Sincerely,
FirstName LastNameRoss Berner
                                                              Division of
Corporation Finance
Comapany NameProficient Auto Logistics, Inc.
                                                              Office of Energy
& Transportation
January 19, 2024 Page 5
cc:       Edward S. Best
FirstName LastName